UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 17, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

InSitu Biologics, Inc.

File No. 024-10845 - CF#36433

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InSitu Biologics, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form 1-A offering statement filed on June 5, 2018, as amended.

Based on representations by InSitu Biologics, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

        Exhibit 1A-6D   through May 29, 2023

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

        Brent J. Fields
        Secretary